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                                                                  Exhibit 16

   Amendment to Registrant's 1984 Stock Option and Stock Appreciation Rights Plan, as amended (the "1984 Plan"), 1990 Stock Option and Stock Appreciation Rights Plan, as amended (the "1990 Plan") and the 1996 Stock Incentive Plan (the "1996 Plan")


    The following phrase "with the written consent of the Corporation" is deleted from paragraphs 10(b), 8(d) and 5(i) of the 1984 Plan, the 1990 Plan and the 1996 Plan, respectively.